SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2004

Optibase Ltd.

2 Gav Yam Center
7 Shenkar St
P.O.Box , 2170
Herzliya 46120
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit Index

Exhibit Number	Description of Document
99.1	Press Release:Optibase Announces Fourth Quarter and Year-end 2003 Results

2

SIGNATURE

Pursuant to the requirements of the Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Optibase Ltd. (Registrant) BY: /S/ Zvi Halperin —————————————— Zvi Halperin President and Chief Financial Officer

Date: January 25, 2004

3

FOR:	OPTIBASE, LTD.

OPTIBASE	Yael Paz
CONTACT:	+972 99709 255
yaelp@optibase.com

KCSA	Jeff Corbin	Lee Roth
CONTACTS:	(212) 896-1214	(212) 896-1209
	jcorbin@kcsa.com	lroth@kcsa.com

FOR IMMEDIATE RELEASE

OPTIBASE, LTD. ANNOUNCES FOURTH QUARTER AND YEAR-END 2003 RESULTS

Company reports growing acceptance of MGW 5100 product line Cash position increased in 2003

HERZLIYA, Israel, January 26, 2004 – Optibase, Ltd. (NASDAQ: OBAS), a leader in digital streaming solutions over broadband networks, today announced fourth quarter results and year end for the period ended December 31, 2003.

        Revenues for the fourth quarter ended December 31, 2003 were $5.1 million compared with $4.3 million, for the same period a year ago, and compared with $5.1 million in the third quarter of 2003. Pro forma net income for the fourth quarter, excluding the effects of various costs and charges *Note A (“Cost and Charges”) was $892,000 or $0.06 per fully diluted share, based on 13.9 million weighted average shares outstanding, compared with pro forma net loss of $(160,000), or $(0.01) per fully diluted share, based on 12.3 million weighted average shares outstanding, for the same quarter in 2002. Sequentially, pro forma net income, excluding the effects of the Cost and Charges, decreased approximately $342,000 from a net income of $1.2 million or $0.09 per fully diluted share.

        For the year ended December 31, 2003, revenues were $19.4 million compared with $20.4 million, for the same period in 2002. Pro forma net income, excluding the effects of the Cost and Charges, was $4.1 million or $0.31 per fully diluted share, compared with a pro forma net loss of $(1.7) million, or $(0.14) per fully diluted share, for the same period in 2002.

OPTIBASE REPORTS/2

        Including the effects of the Cost and Charges, net income for the quarter and year ended December 31, 2003, were $823,000 and $1.8 million or $0.06 and $0.14 per fully diluted share, respectively, based on approximately 13.9 and 13.1 million weighted average shares outstanding, respectively, compared with net loss of $(885,000) and $(12.9) million or $(0.07) and $(1.06) per fully diluted share, respectively, based on approximately 12.3 and 12.2 million weighted average shares outstanding, respectively for the same periods in 2002.

        As of December 31, 2003, the Company had cash, cash equivalents and other financial investments, net, of $52.3 million, and shareholders’ equity of $54.5 million, compared with $45.3 million in December 2002, and shareholders’ equity of $49.5 million. Financial income net, for the fourth quarter totaled $1.5 million, of which $464,000 was attributed to financial capital gains on marketable securities.

        Zvi Halperin, President and Chief Financial Officer, said, “2003 was an extremely important year for Optibase as the Company commercially released its flagship product, the MGW 5100. We invested heavily in developing the product and bringing it to market, believing every step of the way that this technology is the future of video delivery over broadband networks. We are encouraged by the increasing interest in the MGW 5100, initially among Independent Operating Companies (IOCs) in the United States and more recently among larger carriers in Europe and Asia. According to available market research, the European and Asian markets present the greatest growth opportunities for IP video head ends in the coming years, and we are encouraged by the initial acceptance of our solution in these key regions. The growth in orders we faced for this product line is indicative of the increasing need for TV over IP solutions in the global Telecom market as well as the viability of the MGW 5100 as an effective solution to address these needs.

        “During the fourth quarter, we shipped the highest number of MGW 5100 units in a single quarter since the commercial launch of the product, indicative of the growing acceptance of our solution among telecom operators. We recognized revenues of approximately $1.3 million from these shipments during the fourth quarter and expect to recognize approximately $300,000 in revenues related to these shipments mainly in the first quarter of 2004.”

OPTIBASE REPORTS/3

        “In addition to sales and marketing efforts in the broadband TV arena, we have continued to invest in the development and introduction of new products geared toward the Content Creation and Enterprise markets. We recently released the MPEG MovieMaker 400, our new MPEG-4 video hardware encoder for surveillance, training, video conferencing and business TV solutions as well as our new line of High Definition PCI decoders, VideoPlex HD. Throughout 2003 we made enhancements to our renowned line of MPEG-2 encoders and MGW 2000 streaming servers. Following the recent restructuring of the Building Blocks business unit and appointment of David Sackstein as general manager of the unit, we believe that we are well positioned to maintain our leadership in the high-end encoder market.”

        He continued, “During the year we were able to grow revenues and be profitable. In addition, the successful reduction of our operating expenses and increased financial income resulted in an increase in our total cash position, net, to $52.3 million at the end of the year. Our goals for 2004 are to continue growing revenues, while returning to operational profitability. With the combination of world class products, a sound management vision and strong financial position, Optibase has entered 2004 with the foundation in place to achieve these goals.”

About Optibase
Optibase, Ltd. (NASDAQ: OBAS) provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully-owned subsidiary in Mountain View, California and offices in Europe, Japan and China. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com.

Conference Call:
Optibase has scheduled a conference call for 10 a.m. EST today, January 26, to discuss the fourth quarter results. To participate, please call the following teleconferencing number: 1-973-582-2706 (Domestic & International). For those unable to participate there will be replay available from 12:00 p.m. EDT on January 26, 2004, through 11:59 p.m. EST, February 2, 2004. Please call: 1-973-341-3080 (Domestic & International), ID REPLAY CODE: 4438537
Interested parties may access the conference call over the Internet via, www.kcsa.com. To listen to the live call, please go to the KCSA Web site at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software.

OPTIBASE REPORTS/4

*Note A
Costs and charges defined above include amortization and impairment of goodwill and other acquisition-related charges, stock option charges, inventory write-off, reserves and assets adjustment, other nonrecurring expenses, other than temporary impairment of financial instruments, equity in loss of affiliate and cumulative effect of changes in accounting principle

This news release contains forward-looking statements concerning our marketing and operations plans. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s Registration Statement on Form F-1, F-4 and F-20.

This release and prior releases are available on the Company’s Web site at www.optibase.com. This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

OPTIBASE REPORTS/5

Optibase Ltd.
Pro Forma Condensed Consolidated Statement of Operations
For the Period Ended December 31, 2003

(Excluding various costs and charges as described below)

	Year ended			Three months ended
	December 31 2003 $ Unaudited	December 31 2002 $ Unaudited		December 31 2003 $ Unaudited	December 31 2002 $ Unaudited

Revenues	19,377		20,424	5,109		4,306
Gross profit	10,869		11,251	2,922		2,290
Operating expenses:
Research and development, net	4,888		6,600	1,101		1,601
Selling, general and administrative	9,843		9,914	2,420		2,404
Total operating expenses	14,731		16,514	3,521		4,005
Operating loss	(3,862)		(5,263)	(599)		(1,715)
Other (expenses)	(4)		(14)	-		-
Financial income, net	7,979		3,713	1,491		1,679
Net income (loss) before tax	4,113		(1,564)	892		(36)
Provision for tax	-		124	-		124
Net income (loss)	4,113		(1,688)	892		(160)
Net income (loss) per share:

EPS (LPS) - on a fully
diluted bases	$0.31	$	(0.14)	$0.06	$	(0.01)

Number of shares used in computing
EPS (LPS) on a fully diluted bases	13,062		12,203	13,857		12,316

Amount in thousands, except per share data
The above pro forma amounts have been adjusted to exclude the following items:

Amortization and Impairment of goodwill and
other acquisition-related charges	-		994	-		-
Stock option charges	9		1,381	30		291
Inventory write-off	-		498	-		498
Reserves & assets adjustment, net	-		(124)	-		(124)
Other nonrecurring expenses	-		7,296	-
Impairment of other long term investment	1,364			-		-
Equity in loss of affiliate	907		324	39		60
Cumulative effect of changes in accounting
principle	-		854	-		-

Net effect of pro forma adjustments	2,280		11,223	69		725

OPTIBASE REPORTS/6

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended December 31, 2003

	Year ended		Three months ended
	December 31 2003 $ Unaudited	December 31 2002 $ Unaudited	December 31 2003 $ Unaudited	December 31 2002 $ Unaudited

Revenues	19,377	20,424	5,109	4,306
Gross profit	10,869	10,158	2,922	1,793
Operating expenses:
Research and development, net	4,839	8,128	1,106	1,773
Selling, general and administrative	9,901	10,041	2,445	2,400
Other nonrecurring expenses	-	7,296	-	-
Total operating expenses	14,740	25,465	3,551	4,173
Operating loss	(3,871)	(15,307)	(629)	(2,380)
Other (expenses)	(1,368)	(14)	-	-
Financial income, net	7,979	3,713	1,491	1,679
Net income (loss) before tax	2,740	(11,608)	862	(701)
Provision for tax	-	124	-	124
Equity in loss of affiliate	907	325	39	60
Net Income (loss) before cumulative effect of
changes in accounting principle	1,833	(12,057)	823	(885)
Cumulative effect of changes in accounting
principle	-	854	-	-
Net income (loss)	1,833	(12,911)	823	(885)
Other comprehensive income
Unrealized holding (losses) gains on available
for sale securities	1,143	389	(164)	1,663
Total comprehensive income (loss)	2,976	(12,522)	659	778

Net income (loss) per share:
Before cumulative effect of changes in
accounting principle -
basic	$0.15	$(0.99)	$0.06	$(0.07)
diluted	$0.14		$0.06

Cumulative effect of changes in accounting
principle - basic and diluted	$0.00	$(0.07)	$0.00	$(0.00)

After cumulative effect of changes in
accounting principle -
Basic	$0.15	$(1.06)	$0.06	$(0.07)
diluted	$0.14		$0.06

Number of shares used in computing
earning per share
basic	12,510	12,203	12,838	12,316
diluted	13,062	12,203	13,857	12,316

Amount in thousands, except per share data

OPTIBASE REPORTS/7

Optibase Ltd.
Condensed Consolidated Balance Sheets

	December 31 2003 Unaudited	December 31 2002 $ Unaudited

Assets
Current Assets:
Cash, cash equivalents and short term investments, net	52,258	45,320
Trade receivables net of bad debts	2,804	2,650
Inventories	3,652	4,237
Other receivables and prepaid expenses	1,777	1,577
Total current assets	60,491	53,784

Other long term investments	2,232	3,531

Fixed assets, net	1,386	2,173
Other assets, net	140	220
Total assets	64,249	59,708

Liabilities and shareholders' equity
Current Liabilities:
Current Maturities	14	129
Trade payables	1,470	2,064
Accrued expenses and other liabilities	6,207	6,360
Total current liabilities	7,691	8,553
Accrued severance pay	2,080	1,646
Long-Term lease	-	14
Total shareholders' equity	54,478	49,495
Total liabilities and shareholders' equity	64,249	59,708

Amounts in thousands